November 8, 2005

To: All Canadian Securities Commissions and Agencies

Dear Sirs:

Re: Quarterly Report for the Period Ended September 30, 2005

Today, Northern Orion Resources Inc. (the “Company”) mailed the following material to shareholders appearing on the Company’s supplemental mailing list:

1. Consolidated Financial Statements for the for the three and nine months ended September 30, 2005 and 2004; and

2. Management Discussion and Analysis of Financial Condition and Results of Operations for the
three and nine months ended September 30, 2005.

Sincerely,

NORTHERN ORION RESOURCES INC.

“Horng Dih Lee”

Horng Dih Lee
VP Finance & CFO

cc: TSX

Suite 250, 1075 West Georgia Street, Vancouver, B.C., Canada V6E 3C9
Tel: 604.689.9663 Fax: 604.434.1487 www.northernorion.com